SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 3, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TO PRESENT AT MDB CAPITAL’S BRIGHT LIGHTS CONFERENCE IN

NEW YORK CITY ON MAY 11, 2011

ChipMOS SELECTED AMONG MDB CAPITAL GROUP’S SMALL-CAP IP LEADERS

Hsinchu, Taiwan, May 3, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) is pleased to announce its selection for the NYC Bright Lights Conference on May 11th at 9:30 am at the Le Parker Meridien Hotel in New York City. Bright Lights is the only conference of its kind with an exclusive focus on publicly-traded companies with disruptive and market changing intellectual property (IP).

ChipMOS was selected from MDB’s 2011 group of “Best and Brightest” small-cap companies, a group that is advancing some of today’s most innovative and market-leading intellectual property (IP). ChipMOS is one of the 40 public companies ranking in the 90th percentile for its respective technology leadership from more than 1,500 small-cap companies with granted U.S. patents, as rated by PatentVest, MDB’s proprietary IP business intelligence platform.

Christopher Marlett, CEO at MDB Capital Group, comments, “It’s a rare and exciting opportunity to have so many key players that are driving IP asset monetization together under one roof and we look forward to sharing ChipMOS’s technology with other innovators and investors at the Bright Lights conference.”

The second annual Bright Lights Conference will take place on May 10 - 11th at the Le Parker Meridien Hotel in New York City. To learn more about the event, please visit: http://www.mdb.com.

Presentation materials will be available on the investor relations section of the Company’s website at http://www.chipmos.com.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.